
07005101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65525

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC
RECEIVED
PROCESSING
MAR 0 1 2007
WASH. D.C.
210
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rabo Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
245 Park Avenue
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth McGrory **(212) 808-2562**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 0 2007
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth McGrory, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Rabo Securities USA, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:





Signature

Kenneth McGrory
President

Marita H. de Guzman
Notary Public, State of New York
No. 31-5076574
Qualified in New York County
Commission Expires April 21, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Rabo Securities USA, Inc.

We have audited the accompanying statement of financial condition of Rabo Securities USA, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Rabo Securities USA, Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 23, 2007

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2006

(In thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 58,698
Receivables from brokers and dealers, and clearing broker	1,872
Receivables from affiliates	578
Other assets	12
Total assets	$ 61,160
Liabilities and stockholder's equity	
Liabilities:	
Payables to affiliate	943
Accounts payable, accrued expenses and other liabilities	948
Income taxes payable	8,462
	10,353
Stockholder's equity:	
Common stock (1,000 shares authorized, issued and outstanding, $.01 par value)	-
Additional paid-in capital	32,000
Retained earnings	18,807
Total stockholder's equity	50,807
Total liabilities and stockholder's equity	$ 61,160

See notes to statement of financial condition.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999. The Company is an institutional brokerage and investment banking firm. The Company is engaged primarily in the institutional brokerage business including effecting transactions in foreign equities and underwriting services and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company was registered with the SEC and the National Association of Securities Dealers (the "NASD"), as a broker and dealer in February 2003 and commenced operations in the capacity of a broker dealer in March 2003. The Company is a wholly-owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is a wholly-owned subsidiary of Rabobank Nederland.

The Company clears its foreign securities brokerage business on a delivery versus payment/receipt versus payment basis through its affiliate, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Amsterdam Branch ("Rabobank Amsterdam Branch"), and for U.S. securities on a fully disclosed basis through Pershing LLC (the "clearing broker"). The Company has been active in the foreign equities brokerage business during 2006, and has not done any significant client brokerage business in domestic equity securities.

The Company has a structured products group which engages in marketing, placement and/or sale of medium term note ("MTN") debt securities issued by its affiliate, Rabo Financial Products B.V., and guaranteed by Rabobank NY Branch on a best efforts basis, to U.S. broker dealers and other institutional investors. RSI's participation may include acting as placement agent, syndication agent, advisor to issuer and selling group member. The MTN securities are cleared via Pershing LLC.

The Company participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis and in private placements as initial purchaser, principal or agent. RSI may also engage in sales and trading activities in support of its underwriting and private placement activities.

The Company operates as a dealer in the private placement of asset backed commercial paper for affiliated commercial paper conduits. These transactions are done with institutional clients who are also qualified institutional buyers ("QIB's") and the activity is cleared via Pershing LLC.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents are defined as short-term, highly liquid investments with a maturity of three months or less when purchased.

Receivables from affiliate include commissions due from affiliates of $78,000 that are denominated in a foreign currency and have been remeasured at period end exchange rates.

3. Receivables from Brokers and Dealers

Receivables from brokers and dealers represent net underwriting fees receivable and receivable from clearing broker. The Company conducts underwriting business with brokers and dealers that are members of the NASD and the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

4. Transactions with Customers

The Company and the clearing broker monitor the settlement of transactions with customers.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, there were no amounts to be indemnified to the clearing broker for these customer accounts.

5. Revolving Loan Agreement

The Company has, under a revolving subordinated loan agreement approved by the NASD, the ability to borrow $100 million from its affiliate, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Cayman Islands Branch at an interest rate based on the one month LIBOR rate. The agreement will expire on March 21, 2009. At December 31, 2006, there was no indebtedness under this revolving subordinated loan agreement.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company is included in the combined New York State and New York City income tax return filed by the Parent and certain other subsidiaries of the Parent. The income tax provision has been calculated in these financial statements on a stand-alone basis using separate entity income at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries. The Parent pays taxes on the Company's behalf and therefore income taxes payable in the statement of financial condition represents an intercompany payable.

The effective tax rate is 46%. The provision for income taxes is more than that calculated by applying the statutory federal income tax rate principally due to state and local income taxes net of federal income tax effects.

As of December 31, 2006, the Company did not separately state their deferred tax amounts as there were no significant temporary differences.

7. Benefits

An affiliate provides certain noncontributory medical, dental and life insurance benefits for eligible employees. Eligible employees of the Company also participate in the affiliate's noncontributory defined benefit pension plan.

An affiliate also has a 401(k) plan which eligible employees of the Company may participate in.

8. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The NASD and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined.

8. Net Capital Requirements and Other Regulatory Requirements (continued)

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis and under paragraph (k) (2) (i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

At December 31, 2006, the Company had net capital of approximately $48.1 million, which was $47.8 million in excess of the amount required to be maintained at that date.

9. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

10. Related Party Transactions

Pursuant to an amended service level arrangement, the Company receives overhead services from affiliates. Amounts owed to Rabobank New York Branch relating to the service level agreement and other expenses paid on behalf of the Company are $943,000 and are included in payable to affiliate in the statement of financial condition.

Some of the above expenses pertained to the brokerage business and were reimbursed by the Company's affiliate, Rabobank Amsterdam Branch. The unpaid balance resulting from this activity is included in receivables from affiliate and is approximately $462,300.

In the foreign securities brokerage business, the Company acts as agent between its affiliate, Rabobank Amsterdam Branch and the Company's clients, in foreign securities transactions with customers. Balances resulting from such transactions are included in receivables from affiliate and approximate $78,400 at December 31, 2006.

The Company has a Structured Products Group that is actively involved in placing the Rabo Financial Products B.V. MTN program to U.S. broker dealers. The debt securities issued under this program are guaranteed by Rabobank NY Branch and may be equity, index, or fund-linked notes whose principal and/or interest payable by the issuer upon maturity will be dependent upon the performance of a specific equity security, index, or fund. RSI's customer base is made up of broker dealers. Balances resulting from such transactions are included in receivables from affiliate and approximate $37,392 at December 31, 2006.

10. Related Party Transactions (continued)

The Company had borrowed funds during the year from its affiliate, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Cayman Islands. At December 31, 2006, there were no outstanding borrowed funds.

END